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4/12/02

02022866

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

RECEIVED APR 09 2002

SEC FILE NUMBER
8-30037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Harvest Financial Corp

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Gateway Center, 17th Floor West
(No. and Street)

Pittsburgh, PA 15222
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Frank D. Ruscetti (412) 391-1466
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Damratoski & Company (Damratoski, Thomas G.)
(Name — *if individual, state last, first, middle name*)

1195 Washington Pike, Suite 350, Bridgeville, PA 15017
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

JT

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Frank D. Ruscetti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvest Financial Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Frank D. Ruscetti
Signature

President
Title

Judith Shifrin
Notary Public

Notarial Seal
Judith Shifrin, Notary Public
Pittsburgh, Allegheny County
My Commission Expires Dec. 5, 2002
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):.

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harvest Financial Corporation

Computation of Net Capital and
Aggregate Indebtedness

	December 31	
	2001	2000
Net Capital:		
Total stockholders' equity	$ 128,029	$ 166,680
Deductions:		
Prepaid expenses	27,801	24,148
Receivables from brokers or dealers	-	6,265
Receivables from non-customers	-	11,263
Deferred tax assets	2,200	-
Furniture, equipment and improvements	49,427	52,426
Investments	3,300	3,300
Total non-allowable assets	82,728	97,402
Net Capital	45,301	69,278
Capital Requirements	11,235	22,617
Net Capital in Excess of Minimum Requirements	$ 34,066	$ 46,661
Aggregate Indebtedness	$ 168,523	$ 339,257
Ratio of Aggregate Indebtedness to Net Capital	3.72	4.90

See Independent Auditor's Report.

	December 31	
	2001	2000
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 45,301	$ 69,278
Audit Adjustments:		
Current year tax provision	(12,037)	11,064
Deferred tax provision	(2,200)	8,900
Accounts receivable write-off	5,304	-
Other adjustments	133	1,613
	(8,800)	21,577
Changes to Non-Allowable Assets:		
Deferred tax asset	2,200	-
Other adjustments	182	(571)
	2,382	(571)
Net Capital Per Broker/Dealer's Unaudited Part II	$ 38,883	$ 90,284

Harvest Financial Corporation

Computation of Net Capital and Aggregate Indebtedness

	December 31	
	2001	2000
Net Capital:		
Total stockholders' equity	$ 128,029	$ 166,680
Deductions:		
Prepaid expenses	27,801	24,148
Receivables from brokers or dealers	-	6,265
Receivables from non-customers	-	11,263
Deferred tax assets	2,200	-
Furniture, equipment and improvements	49,427	52,426
Investments	3,300	3,300
Total non-allowable assets	82,728	97,402
Net Capital	45,301	69,278
Capital Requirements	11,235	22,617
Net Capital in Excess of Minimum Requirements	$ 34,066	$ 46,661
Aggregate Indebtedness	$ 168,523	$ 339,257
Ratio of Aggregate Indebtedness to Net Capital	3.72	4.90

	December 31 2001	December 31 2000
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 45,301	$ 69,278
Audit Adjustments:		
Current year tax provision	(12,037)	11,064
Deferred tax provision	(2,200)	8,900
Accounts receivable write-off	5,304	-
Other adjustments	133	1,613
	(8,800)	21,577
Changes to Non-Allowable Assets:		
Deferred tax asset	2,200	-
Other adjustments	182	(571)
	2,382	(571)
Net Capital Per Broker/Dealer's Unaudited Part II	$ 38,883	$ 90,284

Harvest Financial Corporation

Computation of Net Capital and Aggregate Indebtedness

	December 31	
	2001	2000
Net Capital:		
Total stockholders' equity	$ 128,029	$ 166,680
Deductions:		
Prepaid expenses	27,801	24,148
Receivables from brokers or dealers	-	6,265
Receivables from non-customers	-	11,263
Deferred tax assets	2,200	-
Furniture, equipment and improvements	49,427	52,426
Investments	3,300	3,300
Total non-allowable assets	82,728	97,402
Net Capital	45,301	69,278
Capital Requirements	11,235	22,617
Net Capital in Excess of Minimum Requirements	$ 34,066	$ 46,661
Aggregate Indebtedness	$ 168,523	$ 339,257
Ratio of Aggregate Indebtedness to Net Capital	3.72	4.90

See Independent Auditor's Report.

	December 31 2001	December 31 2000
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 45,301	$ 69,278
Audit Adjustments:		
Current year tax provision	(12,037)	11,064
Deferred tax provision	(2,200)	8,900
Accounts receivable write-off	5,304	-
Other adjustments	133	1,613
	(8,800)	21,577
Changes to Non-Allowable Assets:		
Deferred tax asset	2,200	-
Other adjustments	182	(571)
	2,382	(571)
Net Capital Per Broker/Dealer's Unaudited Part II	$ 38,883	$ 90,284

Harvest Financial Corporation

Computation of Net Capital and Aggregate Indebtedness

	December 31	
	2001	2000
Net Capital:		
Total stockholders' equity	$ 128,029	$ 166,680
Deductions:		
Prepaid expenses	27,801	24,148
Receivables from brokers or dealers	-	6,265
Receivables from non-customers	-	11,263
Deferred tax assets	2,200	-
Furniture, equipment and improvements	49,427	52,426
Investments	3,300	3,300
Total non-allowable assets	82,728	97,402
Net Capital	45,301	69,278
Capital Requirements	11,235	22,617
Net Capital in Excess of Minimum Requirements	$ 34,066	$ 46,661
Aggregate Indebtedness	$ 168,523	$ 339,257
Ratio of Aggregate Indebtedness to Net Capital	3.72	4.90

See Independent Auditor's Report.

	December 31	
	2001	2000
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 45,301	$ 69,278
Audit Adjustments:		
Current year tax provision	(12,037)	11,064
Deferred tax provision	(2,200)	8,900
Accounts receivable write-off	5,304	-
Other adjustments	133	1,613
	(8,800)	21,577
Changes to Non-Allowable Assets:		
Deferred tax asset	2,200	-
Other adjustments	182	(571)
	2,382	(571)
Net Capital Per Broker/Dealer's Unaudited Part II	$ 38,883	$ 90,284

Harvest Financial Corporation

Computation of Net Capital and Aggregate Indebtedness

	December 31	
	2001	2000
Net Capital:		
Total stockholders' equity	$ 128,029	$ 166,680
Deductions:		
Prepaid expenses	27,801	24,148
Receivables from brokers or dealers	-	6,265
Receivables from non-customers	-	11,263
Deferred tax assets	2,200	-
Furniture, equipment and improvements	49,427	52,426
Investments	3,300	3,300
Total non-allowable assets	82,728	97,402
Net Capital	45,301	69,278
Capital Requirements	11,235	22,617
Net Capital in Excess of Minimum Requirements	$ 34,066	$ 46,661
Aggregate Indebtedness	$ 168,523	$ 339,257
Ratio of Aggregate Indebtedness to Net Capital	3.72	4.90

See Independent Auditor's Report.

	December 31	
	2001	2000
Reconciliation of Audited Net Capital with the Broker/Dealer's Unaudited Part II:		
Net Capital Per Audit Report	$ 45,301	$ 69,278
Audit Adjustments:		
Current year tax provision	(12,037)	11,064
Deferred tax provision	(2,200)	8,900
Accounts receivable write-off	5,304	-
Other adjustments	133	1,613
	(8,800)	21,577
Changes to Non-Allowable Assets:		
Deferred tax asset	2,200	-
Other adjustments	182	(571)
	2,382	(571)
Net Capital Per Broker/Dealer's Unaudited Part II	$ 38,883	$ 90,284